Exhibit 99.280

UNDERWRITING AGREEMENT

February 24, 2021

NexTech AR Solutions Corp.

34 Carlaw Avenue, Suite 304

Toronto, ON M4M 2T1

Attention: Evan Gappelberg, Chief Executive Officer

Dear Sir:

Based on the terms and conditions set out below, Mackie Research Capital Corporation (the “Underwriter”), as sole book-runner and underwriter hereby offers to purchase for resale from NexTech AR Solutions Corp. (the “Corporation”), and the Corporation, by its acceptance of this offer agrees to issue and sell to the Underwriter, at the Closing Time (as defined below), an aggregate of 2,610,000 units (the “Initial Units”) of the Corporation at a purchase price of $5.00 per Initial Unit (the “Offering Price”) for aggregate gross proceeds to the Corporation of $13,050,000.

The Corporation hereby grants to the Underwriter an option (the “Over-Allotment Option”) to purchase up to an additional 391,500 units of the Corporation (the “Over-Allotment Units” and together with the Initial Units, the “Units”) at the Offering Price for additional gross proceeds of up to $1,957,500, upon the terms and conditions set forth herein for the purpose of covering over-allotments made in connection with the Offering (as hereinafter defined) and for market stabilization purposes. The Over-Allotment Option shall be exercisable, in whole or in part, and from time to time, by the Underwriter, by giving written notice to the Corporation on or before a date that is not later than 30 days following the Closing Date (as hereinafter defined) and shall be exercisable to acquire (i) Over-Allotment Units at the Offering Price, (ii) additional Common Shares (as hereinafter defined), at a purchase price of $4.7286 per Common Share (the “Over-Allotment Shares”), and/or (iii) additional Warrants (as hereinafter defined), at a purchase price of $0.5429 per Warrant (or $0.2714 per one-half of one Warrant) (the “Over-Allotment Warrants”, and together with the Over-Allotment Units and the Over-Allotment Shares, the “Over-Allotment Securities”), at the discretion of the Underwriter, provided that no more than the aggregate of 391,500 additional Common Shares and 195,750 additional Warrants are issued pursuant to the exercise of the Over-Allotment Option. Any such election to purchase the Over-Allotment Units may be exercised only by written notice from the Underwriter to the Corporation by 8:00 a.m. (PST) on or before the 30th day following the Closing Date, such notice to set forth: (i) the aggregate number of Common Shares and/or Warrants to be purchased; and (ii) the Closing Date for the purchase of such securities, provided that such date shall not be less than three Business Days (as hereinafter defined) following the date of such notice. The Initial Units and the Over-Allotment Units are collectively referred to herein as the “Units” and the offering of the Units by the Corporation is hereinafter referred to as the “Offering”.

Each Unit shall be comprised of one Common Share of the Corporation (a “Unit Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant will be exercisable to acquire one Common Share of the Corporation (a “Warrant Share”) for a period of 24 months following the Closing Date at an exercise price of $6.00 per Warrant Share, subject to adjustment in certain events. If the daily volume weighted average trading price (“VWAP”) of the Common Shares on the NEO Exchange Inc. (“NEO”) (or such other stock exchange where the majority of the trading volume occurs) for any period of 15 consecutive trading days exceeds $10.00, the Corporation may, at any time after such an occurrence, upon providing written notice (via news release) to the holders of the Warrants (the “Acceleration Notice”), accelerate the expiry date of the Warrants to the date that is 30 days following the date of the Acceleration Notice.

The Warrants shall be duly and validly created and issued pursuant to, and governed by, a warrant indenture (the “Warrant Indenture”) to be entered into between Computershare Trust Company of Canada (the “Warrant Agent”), in its capacity as warrant agent thereunder, and the Corporation to be dated as of the Closing Date (as defined herein). The description of the Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Warrants to be set forth in the Warrant Indenture. In case of any inconsistency between the description of the Warrants in this Agreement (as hereinafter defined) and the terms of the Warrants as set forth in the Warrant Indenture, the provisions of the Warrant Indenture shall govern.

The Units may be distributed in each of the provinces of Canada other than the Province of Québec (the “Qualifying Jurisdictions”) by the Underwriter pursuant to the Prospectus (as hereinafter defined). Any reference in this Agreement hereafter to “purchasers” shall be taken to be a reference to the Underwriter, as the initial committed purchaser. Subject to applicable Laws and the terms of this Agreement, the Units may also be distributed outside of Canada and the United States where they may be lawfully sold on a basis exempt from the prospectus, registration and similar requirements of any such jurisdictions, provided that the Corporation is provided notice of and consents to such sales and that no prospectus filing or comparable obligation arises and the Corporation does not thereafter become subject to continuous disclosure obligations in such jurisdictions.

In consideration of the agreement of the Underwriter to purchase the Units and to offer them to the public pursuant to the Prospectus, the Corporation agrees to pay to the Underwriter, at the Closing Time (as hereinafter defined), a cash commission equal to 7.0% of the aggregate gross proceeds arising from the Offering (the “Underwriting Fee”), such Underwriting Fee also being applicable on gross proceeds arising from the exercise of the Over-Allotment Option, where any such exercise occurs. The obligation of the Corporation to pay the Underwriting Fee shall arise at the Closing Time and the Underwriting Fee shall be fully earned by the Underwriter at that time. As additional compensation for the services provided, the Corporation will grant to the Underwriter, upon and subject to the provisions of Section 12 hereof, such number of Compensation Options (as hereinafter defined) equal to 7.0% of the number of Units issued pursuant to the Offering, including the amount subscribed for pursuant to the exercise of the Over-Allotment Option, as applicable. At the Closing Time, the Corporation shall execute and deliver to the Underwriter (or its agents, as the case may be) the Compensation Option Certificates (as hereinafter defined).

The Underwriter shall be entitled (but not obligated) in connection with the Offering to retain as sub-agents other registered securities dealers and may receive subscriptions for Units from subscribers from other registered dealers, at no additional cost to the Corporation. The fee payable to any such Selling Firm (as hereinafter defined) shall be for the account of the Underwriter.

The Underwriter may offer the Units at a price less than the Offering Price as described in further detail in Section 4(d) below, in compliance with Canadian Securities Laws (as hereinafter defined) and the disclosure concerning the same contained in the Offering Documents (as hereinafter defined).

The following are the terms and conditions of the agreement between the Corporation and the

Underwriter:

Section 1 Definitions and Interpretation

(a)	In this Agreement:

“Acceleration Notice” has the meaning ascribed thereto in the third paragraph of this Agreement;

“affiliate”, “associate”, “distribution”, “material change”, “material fact”, “misrepresentation” and “person” have the respective meanings given to them in the British Columbia Act;

“Agreement” means this Underwriting Agreement and not any particular article or section or other portion except as may be specified and words such as “hereof”, “hereto”, “herein” and “hereby” refer to this Agreement as the context requires;

“Anti-Money Laundering Laws” has the meaning ascribed thereto in Section 7(ss) of this Agreement;

“Applicable Laws” means all applicable laws, rules, regulations, policies, statutes, ordinances, codes, orders, consents, decrees, judgments, decisions, rulings, awards, guidelines, or the terms and conditions of any Authorizations, including any judicial or administrative interpretation thereof, of any Governmental Authority, including for certainty with respect to all Environmental Laws;

“Authorizations” means any regulatory licences, approvals, permits, consents, certificates, registrations, filings or other authorizations of or issued by any Governmental Authority under Applicable Laws;

“British Columbia Act” means the Securities Act (British Columbia);

“Business Day” means a day, other than a Saturday, a Sunday or a day on which chartered banks are not open for business in the Province of Ontario or British Columbia;

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws, together with applicable published policy statements, prescribed forms, orders, rulings, instruments and notices of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this Agreement;

“CDS” means CDS Clearing and Depository Services Inc.;

“CFPOA” has the meaning ascribed thereto in Section 7(tt) of this Agreement;

“Closing” means, with respect to the Units, the completion of the issue and sale by the Corporation of the Units pursuant to this Agreement;

“Closing Date” means, in respect of the Initial Units, March 11, 2021 or such later or earlier date as the Corporation and the Underwriter may agree upon, and, in respect of the Over-Allotment Units, Unit Shares and/or Warrants issuable upon exercise of the Over-Allotment Option, if any, means such date as may be specified by the Underwriter in accordance with the terms of this Agreement, as applicable;

“Closing Time” means 5:00 a.m. (PST) on the Closing Date;

“Common Shares” means the common shares in the capital of the Corporation;

“Compensation Options” has the meaning ascribed thereto in Section 12 of this Agreement;

“Compensation Option Certificates” means the definitive certificates representing the Compensation Options issued to the Underwriter (or any soliciting group member, if any) on the Closing Date, in a form to be agreed upon by the Corporation and the Underwriter, each acting reasonably;

“Compensation Shares” has the meaning ascribed thereto in Section 12 of this Agreement;

“Compensation Units” has the meaning ascribed thereto in Section 12 of this Agreement;

“Compensation Warrants” has the meaning ascribed thereto in Section 12 of this Agreement;

“Compensation Warrant Shares” has the meaning ascribed thereto in Section 12 of this Agreement;

“Contaminant” means and includes, without limitation, any pollutants, contaminants, chemicals, industrial, toxic or hazardous wastes, materials or substances or any other matter including any of the foregoing, as defined or described as such pursuant to any Environmental Laws;

“Corporation” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Corporation’s Auditors” means Dale Matheson Carr-Hilton Labonte LLP or such firm of chartered accountants as the Corporation may have appointed or may from time to time appoint as auditors of the Corporation;

“COVID-19 Outbreak” has the meaning ascribed thereto in Section 7(jjj) of this Agreement;

“CSE” means the Canadian Securities Exchange;

“Disclosure Documents” means, collectively, all of the documentation which has been filed by or on behalf of the Corporation with the relevant Securities Commissions pursuant to the requirements of applicable Canadian Securities Laws, including, but not limited to, all press releases, material change reports (excluding any confidential material change report), management’s discussion and analysis and financial statements of the Corporation;

“Documents Incorporated by Reference” means all financial statements, management’s discussion and analysis, management information circulars, annual information forms, material change reports, business acquisition reports, Marketing Materials or other documents filed by the Corporation, whether before or after the date of this Agreement, that are required by applicable Canadian Securities Laws to be incorporated by reference into the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable;

“Eligible Issuer” means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to allow it to offer securities using a short form prospectus in the Qualifying Jurisdictions under NI 44-101;

“Engagement Letter” means the engagement letter dated as of February 18, 2021 signed by the Underwriter and accepted by the Corporation, as amended pursuant to the amendment no. 1 to engagement agreement dated as of February 19, 2021 signed by the Underwriter and accepted by the Corporation;

“Environmental Activity” means and includes, without limitation, any past, present or contemplated activity, event or circumstance in respect of a Contaminant, including, without limitation, the storage, use, holding, collection, purchase, accumulation, generation, manufacture, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater;

“Environmental Laws” means any and all applicable international, federal, provincial, state or municipal laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances or official directives that apply in whole or in part to the Corporation or its Subsidiaries or its prior or existing operations or properties or assets and all Authorizations relating to the environment, occupational health and safety, or any Environmental Activity;

“Exchanges” means, collectively, the CSE and the NEO;

“FCPA” has the meaning ascribed thereto in Section 7(tt) of this Agreement;

“Final Receipt” means a receipt for the Prospectus issued in accordance with the Passport System;

“Financial Statements” means the financial statements of the Corporation included in the Documents Incorporated by Reference, including the notes to such statements and the related auditors’ report on such statements, prepared in accordance with IFRS as in force at the applicable time;

“Governmental Authority” means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“IFRS” means International Financial Reporting Standards applicable in Canada;

“Indemnified Party” has the meaning ascribed thereto in Section 14(a) of this Agreement;

“Intellectual Property” means any of the following, as they exist anywhere in the world, whether registered or unregistered, all trade or brand names, business names, trademarks, service marks, copyrights, patents, patent rights, industrial designs, know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information, systems or procedures), software, inventions, designs and other industrial or intellectual property;

“Laws” means Canadian Securities Laws and all other statutes, regulations, statutory rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guideline, of any Governmental Authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Lien” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy, property or assets;

“Marketing Materials” has the meaning given to it in NI 41-101;

“Material Adverse Effect” or “Material Adverse Change” means any change (including a decision to implement a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), event, violation, inaccuracy, circumstance or effect that (i) is materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), capitalization, condition (financial or otherwise), results of operations or prospects of the Corporation and its Subsidiaries, as a whole, whether or not arising in the ordinary course of business, or (ii) would result in any of the Offering Documents containing a misrepresentation;

“Material Agreements” means any and all contracts, commitments, agreements (written or oral), instruments, leases or other documents or arrangements to which the Corporation or its Subsidiaries are a party or to which their properties or assets are otherwise bound, and which are material to the Corporation and its Subsidiaries, on a consolidated basis;

“NASDAQ” means The Nasdaq Stock Market;

“NEO” has the meaning ascribed thereto in the third paragraph of this Agreement;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“Offering” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Offering Documents” means, collectively, the Preliminary Prospectus, the Prospectus and any Supplementary Material;

“Outstanding Warrants” means those Common Share purchase warrants of the Corporation that are issued and outstanding as of the date hereof which entitle the holders thereof to acquire Common Shares in accordance with the terms and conditions of the governing certificates or indentures evidencing such warrants;

“Over-Allotment Option” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Over-Allotment Securities” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Over-Allotment Shares” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Over-Allotment Units” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Over-Allotment Warrants” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 – Passport System adopted by the Securities Commissions (other than the Ontario Securities Commission);

“Permits” means all licences, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise);

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation dated February 24, 2021, including all Documents Incorporated by Reference, approved, signed and certified in accordance with Canadian Securities Laws, relating to the qualification for distribution of the Units under applicable Canadian Securities Laws;

“Preliminary Receipt” means a receipt for the Preliminary Prospectus issued in accordance with the Passport System;

“Premises” has the meaning ascribed thereto in Section 7(aaa) of this Agreement;

“Prospectus” means the (final) short form prospectus of the Corporation, including all Documents Incorporated by Reference, to be approved, signed and certified in accordance with the Canadian Securities Laws, relating to the qualification for distribution of the Units under applicable Canadian Securities Laws;

“Qualifying Jurisdictions” has the meaning ascribed thereto in the fifth paragraph of this Agreement;

“Securities Commissions” means collectively, the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, accessible at www.sedar.com;

“Selling Firm” has the meaning given to it in Section 4(a) of this Agreement;

“subsidiary” means a subsidiary for purposes of the British Columbia Act;

“Subsidiaries” means, collectively: (i) NexTech AR Solutions USA LLC, a limited liability company incorporated under the laws of the State of Delaware; (ii) AR Ecommerce, LLC, a limited liability company incorporated under the laws of the State of Delaware; (iii) Jolokia Corporation, a corporation incorporated under the laws of the State of California; and (iv) NexTech AR Solutions Pte. Ltd., a corporation incorporated under the laws of Singapore, and “Subsidiary” means any one of them;

“Supplementary Material” means, collectively, any amendment to the Preliminary Prospectus or the Prospectus, or any amended or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under the Canadian Securities Laws relating to the qualification for distribution of the Units under applicable Canadian Securities Laws;

“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations made thereunder;

“Transaction Documents” means, collectively, this Agreement, the Warrant Indenture, the Compensation Option Certificates and the certificates, if any, representing the Unit Shares and Warrants;

“Transfer Agent” means Computershare Investor Services Inc.;

“Underwriter” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Underwriting Fee” has the meaning ascribed thereto in the sixth paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“Units” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Unit Shares” has the meaning ascribed thereto in the third paragraph of this Agreement;

“VWAP” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Warrant Agent” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Warrant Indenture” has the meaning ascribed thereto in the fourth paragraph of this Agreement; and

“Warrants” means the Common Share purchase warrants of the Corporation partially comprising the Units.

(b)	Prospectus Defined Terms. All capitalized terms used but not otherwise defined herein have the meanings given to them in the Prospectus.

(c)	Divisions and Headings. The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or the interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

(d)	Number and Gender. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

(e)	Currency. Unless otherwise expressly provided in this Agreement, all references to dollars or “$” are to Canadian dollars.

(f)	Knowledge. In this Agreement, “to the knowledge of” or “to its knowledge” and other similar phrases mean, unless otherwise expressly stated, a statement of the declarant’s knowledge of the facts or circumstances to which such phrase relates, after having made reasonable inquiries and investigations in connection with such facts and circumstances; and “to the knowledge of the Corporation” and other similar phrases mean, unless otherwise expressly stated, a statement as to the knowledge of each of the Chief Executive Officer and Chief Financial Officer of the Corporation about the facts or circumstances to which such phrase relates, after having made reasonable inquiries and investigations in connection with such facts and circumstances that would ordinarily be made by officers of similar sized companies.

Section 2 Compliance with Laws

(a)	The Corporation covenants with the Underwriter that (i) the Corporation shall, no later than 3:00 p.m. (PST) on February 24, 2021, file the Preliminary Prospectus, in form and substance satisfactory to the Underwriter, with the Securities Commissions under the Canadian Securities Laws pursuant to the Passport System and NP 11-202 and shall designate the Province of British Columbia as the designated and principal jurisdiction thereunder, together with the required supporting documents, and (ii) following receipt of the Preliminary Receipt, the Corporation shall use reasonable commercial efforts to resolve all comments received or deficiencies raised by the Securities Commissions and prepare and file the Prospectus, in form and substance satisfactory to the Underwriter, with the Securities Commissions under the Canadian Securities Laws, together with the required supporting documents, and will obtain the Final Receipt from the British Columbia Securities Commission, as principal regulator, as soon as possible after the filing of the Prospectus, and, in any event, use its reasonable commercial efforts to obtain such document by no later than 5:00 p.m. (PST) on March 1, 2021 (or such other time and/or date as the Corporation and the Underwriter may agree) and the Corporation will promptly fulfill and comply with, to the satisfaction of the Underwriter, acting reasonably, the Canadian Securities Laws required to be fulfilled or complied with by the Corporation to enable the Units to be lawfully distributed in such jurisdictions through the Underwriter or its affiliates or any other investment dealers or brokers registered in such jurisdictions as contemplated therein.

(b)	During the distribution of the Units:

(i)	the Corporation shall prepare, in consultation with the Underwriter, and approve in writing, prior to the time any Marketing Materials, other than the Marketing Materials referred to in the Engagement Letter, are provided to potential investors in Units, a template version of any Marketing Materials reasonably requested to be provided by the Underwriter to any such potential investor, such Marketing Materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Underwriter, acting reasonably;

(ii)	the Underwriter shall, as contemplated by Canadian Securities Laws, approve a template version of any such Marketing Materials in writing prior to the time such Marketing Materials are provided to potential investors in Units;

(iii)	the Corporation shall file a template version of any Marketing Materials on SEDAR as soon as reasonably practicable after such Marketing Materials are so approved in writing by the Corporation and the Underwriter and, in any event, on or before the day the Marketing Materials are first provided to any potential investor in Units, and any comparables (as defined in NI 41-101) shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR (provided that if any such comparables are removed, the Corporation shall deliver a complete template version of any such Marketing Materials to the Securities Commissions), and the Corporation shall provide a copy of such filed template version to the Underwriter as soon as practicable following such filing; and

(iv)	following the approvals and filings set forth in Sections 2(b)(i) to 2(b)(iii) above, the Underwriter may provide a limited-use version of such Marketing Materials to potential investors in Units in accordance with Canadian Securities Laws.

(c)	The Corporation and the Underwriter, on a several basis, covenant and agree, during the distribution of the Units:

(i)	not to provide any potential investor of Units with any Marketing Materials unless a template version of such materials has been filed by the Corporation with the Securities Commissions on or before the day such Marketing Materials are first provided to any potential investor of Units; and

(ii)	not to provide any potential investor with any materials or information in relation to the distribution of the Units or the Corporation, other than: (A) such Marketing Materials that have been approved and filed in accordance with Section 2(b) of this Agreement; and (B) the Prospectus.

(d)	Each purchaser who is resident in a Qualifying Jurisdiction shall purchase pursuant to the Prospectus. Each other purchaser not resident in a Qualifying Jurisdiction shall purchase only on a private placement basis in accordance with such procedures as the Corporation and the Underwriter may mutually agree, acting reasonably, in order to fully comply with applicable Laws and the terms of this Agreement (Section 4(b) with respect to offers and sales in jurisdictions other than the Qualifying Jurisdictions). The Corporation hereby agrees to ensure compliance by the Corporation with all applicable Canadian Securities Laws on a timely basis in connection with the distribution of the Units to purchasers resident in the Qualifying Jurisdictions provided the Underwriter complies with its obligations hereunder. The Corporation also agrees to file within the periods stipulated under applicable Laws and at the Corporation’s expense all private placement forms required to be filed by the Corporation in connection with the Offering and pay all filing fees required to be paid in connection therewith so that the distribution of the Units outside of Canada may lawfully occur without the necessity of filing a prospectus or any similar document under the applicable Laws outside of Canada.

Section 3 Due Diligence

Prior to the filing of the Preliminary Prospectus, the Prospectus and any Supplementary Material, the Corporation shall allow the Underwriter to participate fully in the preparation of, and to approve the form of, such documents and shall allow the Underwriter to conduct all due diligence which the Underwriter may reasonably require in order to fulfill its obligations as underwriter and in order to enable the Underwriter responsibly to execute any certificate related to such documents required to be executed by them under applicable Canadian Securities Laws. Up to the later of the Closing Date and the date of completion of the distribution of the Units, the Corporation shall allow the Underwriter to conduct any due diligence investigations that it reasonably requires to confirm as at any date that it continues to have reasonable grounds for the belief that the Offering Documents do not contain a misrepresentation as at such date or as at the date of such Offering Documents.

Section 4 Distribution and Certain Obligations of the Underwriter

(a)	The Underwriter shall, and shall require any investment dealer or broker (other than the Underwriter) with which the Underwriter has a contractual relationship in respect of the distribution of the Units (each, a “Selling Firm”) to agree to, comply with applicable Laws, including Canadian Securities Laws, in connection with the distribution hereunder and shall offer the Units for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Offering Documents and this Agreement. The Underwriter shall, and shall require any Selling Firm to, offer for sale to the public and sell the Units only in those jurisdictions where they may be lawfully offered for sale or sold, provided the Underwriter or Selling Firm is appropriately registered in such jurisdiction. The Underwriter shall: (i) use all reasonable efforts to complete and cause each Selling Firm to complete the distribution of the Units as soon as reasonably practicable; and (ii) promptly notify the Corporation when, in its opinion, the Underwriter and the Selling Firms have ceased distribution of the Units and provide a breakdown of the number of Units distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Securities Commissions.

(b)	The Underwriter shall, and shall require any Selling Firm to agree to, distribute the Units in a manner which complies with and observes all applicable Laws in each jurisdiction into and from which it may offer to sell the Units or distribute the Prospectus, any Marketing Materials or any Supplementary Material in connection with the distribution of the Units and will not, directly or indirectly, offer, sell or deliver any Units or deliver the Prospectus, any Marketing Materials or any Supplementary Material to any person in any jurisdiction other than in the Qualifying Jurisdictions except in a manner which will not require the Corporation to comply with the registration, prospectus, filing, continuous disclosure or other similar requirements under the applicable Laws of such other jurisdictions or pay any unreasonable filing fees which relate to such other jurisdictions.

(c)	For the purposes of this Section 4, the Underwriter shall be entitled to assume that the Units are qualified for distribution in any Qualifying Jurisdiction where a receipt or similar document for the Prospectus shall have been obtained from the applicable Securities Commission (including the Final Receipt for the Prospectus issued under the Passport System and NP 11-202) following the filing of the Prospectus unless otherwise notified in writing.

(d)	Without affecting the obligation of the Underwriter to purchase the Initial Units from the Corporation at the Offering Price in accordance with this Agreement, after the Underwriter has made reasonable commercial efforts to sell all of the Initial Units at the Offering Price, the Offering Price may be decreased by the Underwriter and further changed from time to time to an amount not greater than the Offering Price specified herein. Such decrease in the Offering Price will decrease the Underwriting Fee to be paid by the Corporation to the Underwriter, and it will not decrease the amount of the net proceeds of the Offering to be paid by the Underwriter to the Corporation, before deducting expenses of the Offering.

Section 5 Conditions of the Offering

The Underwriter’s obligations under this Agreement to purchase the Units are subject to the representations and warranties of the Corporation contained in this Agreement being true and correct in all material respects (or, in the case of any representation or warranty containing a materiality or Material Adverse Effect qualification, in all respects) as of the date of this Agreement and as of the Closing Time, the performance by the Corporation of its obligations under this Agreement and each of the following conditions:

(a)	the Preliminary Prospectus and the Prospectus having been signed and certified on behalf of the Corporation and filed with the Securities Commissions in accordance with Canadian Securities Laws and a receipt having been obtained therefor by the Corporation from the British Columbia Securities Commission, as principal regulator, evidencing that a receipt has been issued with respect to the Preliminary Prospectus and the Prospectus from each of the Securities Commissions;

(b)	receipt of evidence by the Underwriter, in a form acceptable to the Underwriter, acting reasonably, that all actions required to be taken by or on behalf of the Corporation, including the passing of all requisite resolutions of the directors and shareholders of the Corporation, having been taken so as to approve the execution and delivery of the Transaction Documents and the Offering Documents, as applicable, the granting of the Over-Allotment Option and the distribution of the Units without restriction;

(c)	the Corporation delivering to the Underwriter, at the Closing Time, a certificate dated the Closing Date addressed to the Underwriter and signed by the Chief Executive Officer and Chief Financial Officer of the Corporation, in a form satisfactory to the Underwriter, acting reasonably, certifying for and on behalf of the Corporation and without personal liability, after having made due enquiries and after having carefully examined the Prospectus and any Supplementary Material, that:

(i)	the Corporation has complied in all material respects (except where already qualified by materiality, in which case the Corporation has complied in all respects) with all the covenants and satisfied in all material respects (except where already qualified by materiality, in which case the Corporation has satisfied in all respects) all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(ii)	the representations and warranties of the Corporation contained in this Agreement and any certificate of the Corporation delivered hereunder are true and correct in all material respects (or, in the case of any representation or warranty containing a materiality or Material Adverse Effect qualification, in all respects) as at the Closing Time, with the same force and effect as if made on and as at the Closing Time, after giving effect to the transactions contemplated by this Agreement;

(iii)	receipts have been issued by the Securities Commissions in the Qualifying Jurisdictions for the Prospectus and no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Common Shares or any other securities of the Corporation has been issued by any Governmental Authority and is continuing in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any Canadian Securities Laws or by any Governmental Authority;

(iv)	since the respective dates as of which information is given in the Prospectus (A) there has been no material change affecting the Corporation on a consolidated basis, and (B) no transaction has been entered into by the Corporation other than in the ordinary course of business, which is material to the Corporation on a consolidated basis, other than to be disclosed in the Prospectus or any Supplementary Material, as the case may be; and

(v)	there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact or a new material fact) contained in the Prospectus which material fact or change is of such a nature as to render any statement in the Prospectus misleading or untrue in any material respect or which would result in a misrepresentation in the Prospectus;

(d)	the Underwriter receiving, at the Closing Time, a legal opinion dated the Closing Date, to be addressed to the Underwriter, in form and substance acceptable to the Underwriter acting reasonably, of Morton Law LLP, counsel to the Corporation (who may rely, to the extent appropriate in the circumstances, on the opinions of local counsel acceptable to the Underwriter and may rely, to the extent appropriate in the circumstances, as to matters of fact, on certificates of officers, public and exchange officials or of the auditors or transfer agent of the Corporation), with respect to the following matters:

(i)	that the Corporation is a reporting issuer not in default of any requirement of the British Columbia Act and the regulations thereunder and has a similar status under the Canadian Securities Laws of each of the other Qualifying Jurisdictions;

(ii)	that the Corporation is a company incorporated under the laws of the Province of British Columbia and has the corporate power and capacity to own or lease its properties and assets, carry on its business as it is currently conducted, and to execute, deliver and perform its obligations under the Transaction Documents;

(iii)	that the authorized share capital of the Corporation consists of an unlimited number of Common Shares and specifying the number of issued and outstanding Common Shares immediately prior to the Closing Time;

(iv)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Preliminary Prospectus and the Prospectus and the filing thereof under Canadian Securities Laws in each of the Qualifying Jurisdictions;

(v)	that all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Transaction Documents and the performance of the Corporation’s obligations hereunder and thereunder and the Transaction Documents have each been duly authorized, executed and delivered by the Corporation, and each constitutes a legal, valid and binding agreement of the Corporation, enforceable against the Corporation in accordance with the terms thereof, subject to customary limitations on enforceability;

(vi)	the execution and delivery of this Agreement, the Warrant Indenture and the Compensation Option Certificates and the performance of the Corporation’s obligations hereunder and thereunder, including the granting of the Over-Allotment Option and the issuance and the sale and delivery of the Units, do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with: (A) any of the terms, conditions or provisions of the articles or by-laws of the Corporation, or any resolution of any of the directors (or committees of directors) or shareholders; or (B) any Laws having force in the Province of British Columbia;

(vii)	that the NEO has conditionally approved the issuance and listing of the Common Shares and the Warrant Shares being issued and sold pursuant to the Offering, subject to the satisfaction of the conditions set forth in the conditional approval letter of the NEO;

(viii)	that all necessary corporate action has been taken by the Corporation to authorize the issuance of the Common Shares and Warrants comprising the Units and the Compensation Options;

(ix)	that upon the payment of the Offering Price therefor, the Unit Shares partially comprising the Units will be duly and validly issued as fully paid and non-assessable Common Shares;

(x)	that the Warrants have been validly created and issued by the Corporation;

(xi)	that the Warrant Shares issuable upon the exercise of the Warrants have been authorized and allotted for issuance and, upon the due exercise of the Warrants in accordance with the terms thereof, will be validly issued as fully paid and non-assessable Common Shares;

(xii)	that the Unit Shares and Warrants comprising the Over-Allotment Units have been authorized and allotted for issuance and, upon the due exercise of the Over-Allotment Option, the Over-Allotment Units, Over-Allotment Shares and/or Over-Allotment Warrants will be validly created and issued, as applicable;

(xiii)	that the Compensation Shares issuable upon the exercise of the Compensation Options have been authorized and allotted for issuance and, upon the due exercise of the Compensation Options in accordance with the provisions thereof, will be validly issued as fully paid and non-assessable Common Shares;

(xiv)	that the Compensation Warrants issuable upon the exercise of the Compensation Options have been validly created and issued by the Corporation;

(xv)	that the Compensation Warrant Shares issuable upon the exercise of the Compensation Warrants have been authorized and allotted for issuance and, upon the due exercise of the Compensation Warrants in accordance with the terms thereof, will be validly issued as fully paid and non-assessable Common Shares;

(xvi)	that all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each of the Qualifying Jurisdictions have been obtained by the Corporation to qualify the distribution to the public of the Units in each of the Qualifying Jurisdictions through persons who are registered under applicable Canadian Securities Laws and who have complied with the relevant provisions of applicable Canadian Securities Laws;

(xvii)	that the issuance of the Warrant Shares issuable upon the exercise of the Warrants, the Compensation Shares and Compensation Warrants issuable upon exercise of the Compensation Options, and the Compensation Warrant Shares issuable upon exercise of the Compensation Warrants are exempt from the prospectus requirements of applicable Canadian Securities Laws and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Canadian Securities Laws to permit such issuances;

(xviii)	that the statements set forth in the Prospectus under the caption “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Prospectus are accurate, subject to the limitations and qualifications set out therein;

(xix)	that the attributes of the Unit Shares, Warrants and Compensation Options (and the securities underlying such Compensation Options) are consistent in all material respects with the description thereof in the Prospectus;

(xx)	that the form of the certificates respecting the Unit Shares, Warrants and Compensation Options have been approved and adopted by the board of directors of the Corporation and do not conflict with the articles or by-laws of the Corporation or any applicable Laws; and

(xxi)	that the Transfer Agent, at its principal office in the City of Vancouver, has been duly appointed as the transfer agent and registrar for the Common Shares and as warrant agent in respect of the Warrants;

(e)	the Underwriter receiving at the Closing Time on the Closing Date, legal opinions to be addressed to the Underwriter, in form and substance acceptable to the Underwriter acting reasonably, from each Subsidiary’s respective counsel (who may rely, to the extent appropriate in the circumstances, as to matters of fact, on certificates of officers, public and exchange officials or of the auditors or transfer agent of each Subsidiary, as applicable), that (A) the Subsidiary is a corporation existing under the laws of its jurisdiction of incorporation or amalgamation, as the case may be, and has all requisite corporate capacity, power and authority to carry on its business as now conducted and to own, lease and operate its property and assets; and (B) all of the issued and outstanding shares of capital of such Subsidiary are registered in the name of the Corporation or a Subsidiary, as applicable;

(f)	the Underwriter receiving at the Closing Time a certificate, dated as of the Closing Date, signed by the corporate secretary of the Corporation (or such other officer as the Underwriter may agree to), in a form satisfactory to the Underwriter, acting reasonably, certifying for and on behalf of the Corporation and without personal liability, with respect to:

(i)	the constating documents and articles of the Corporation;

(ii)	the resolutions of the board of directors of the Corporation relevant to the issue and sale of the Units and the authorization of the other agreements and transactions contemplated herein; and

(iii)	the incumbency and signatures of signing officers of the Corporation;

(g)	the Underwriter receiving at the Closing Time on the Closing Date a certificate of status or the equivalent dated within one Business Day of the Closing Date, in respect of the Corporation and the Subsidiaries;

(h)	the Underwriter shall have received a certificate from the Transfer Agent, as to the number of issued and outstanding Common Shares as at the end of the Business Day on the day prior to the Closing Date;

(i)	the Common Shares issuable pursuant to the Offering (including, for greater certainty, the Warrant Shares, the Compensation Shares and the Compensation Warrant Shares) are listed and posted for trading on the NEO, subject only to the standard listing conditions of the NEO;

(j)	the Underwriter receiving at the Closing Time on the Closing Date a comfort letter dated the Closing Date from the Corporation’s Auditors, in form and substance satisfactory to the Underwriter acting reasonably, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the comfort letter referred to in Section 9(a) hereof; and

(k)	the Underwriter receiving at the Closing Time on the Closing Date agreements from each of the Corporation’s senior officers, directors, insiders and shareholders holding greater than 5% of the issued and outstanding Common Shares, on a pro forma basis, in favour of the Underwriter (the “Lock-Up Agreements”) pursuant to which each will agree not to, for a period of 90 days following the Closing Date, directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, securities of the Corporation held by them, directly or indirectly, without the prior consent of the Underwriter, which consent shall not unreasonably withheld or delayed, provided that the Underwriter’s consent shall not be required in connection with (i) the exercise of previously issued options or other convertible securities; (ii) transfers among a shareholder and its affiliates for tax or other planning purposes; (iii) a tender or sale by a shareholder of securities of the Corporation in or pursuant to a take-over bid or similar transaction involving a change of control of the Corporation; or (iv) a secondary sale of Common Shares by directors, senior officers and insiders of the Corporation pursuant to the NASDAQ Offering, provided that the terms of such sale are no less favourable to the Underwriter and the purchasers than the price and terms of the Offering.

Section 6 Representations as to Offering Documents

Filing and delivery to the Underwriter in accordance with this Agreement of any Offering Document shall constitute a representation and warranty by the Corporation to the Underwriter that, as at their respective dates, dates of filing and dates of delivery:

(a)	the information and statements (except information and statements relating solely to the Underwriter, which have been provided by the Underwriter to the Corporation in writing specifically for use in any of the Offering Documents (collectively, “Underwriter’s Information”)) contained in such Offering Documents are true and correct and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Units as required by applicable Canadian Securities Laws;

(b)	no material fact or information has been omitted from such disclosure (except for Underwriter’s Information) that is required to be stated in such disclosure or that is necessary to make a statement contained in such disclosure not misleading in the light of the circumstances under which it was made; and

(c)	except with respect to any Underwriter’s Information, such documents comply in all material respects with the requirements of Canadian Securities Laws. Such filings shall also constitute the Corporation’s consent to the Underwriter’s use of the Preliminary Prospectus, the Prospectus and any Supplementary Material in connection with the distribution of the Units in the Qualifying Jurisdictions in compliance with this Agreement and Canadian Securities Laws.

Section 7 Additional Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Underwriter and acknowledges that the Underwriter is relying upon such representations and warranties in purchasing the Units that:

(a)	Good Standing of the Corporation. The Corporation (i) is a valid and subsisting corporation duly incorporated and existing under the Business Corporations Act (British Columbia), is current and up-to-date with its annual corporate filing and in good standing under the laws of its jurisdiction of incorporation, (ii) has all requisite corporate power and capacity to carry on its business as now conducted or proposed to be conducted and to own, lease and operate its properties and assets, and (iii) has all requisite corporate power and authority to create, issue and sell the Units, to grant the Over-Allotment Option, to issue the Compensation Options, to execute, deliver and file, as applicable, the Offering Documents, to execute and deliver the Transaction Documents and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof.

(b)	Good Standing of Subsidiaries. The Corporation’s Subsidiaries are listed in the table below, which table is true, complete and accurate in all respects. Each of the Corporation’s Subsidiaries (i) is a valid and subsisting corporation duly incorporated and existing under their laws of formation, is current and up-to-date with all material corporate filings and in good standing under the laws of its jurisdiction of incorporation, (ii) has all requisite corporate power and capacity to carry on its business as now conducted or proposed to be conducted and to own, lease and operate its properties and assets, and (iii) is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. All of the issued and outstanding shares in the capital of the each of the Subsidiaries has been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Corporation, free and clear of any Liens, and none of the outstanding securities of any of the Subsidiaries were issued in violation of the pre-emptive or similar rights of any person. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any securities of any of the Subsidiaries or require any of the Subsidiaries to issue any securities to any person other than the Corporation.

Name	Jurisdiction of Incorporation	Ownership

NexTech AR Solutions USA LLC	Delaware	100%

AR Ecommerce, LLC	Delaware	100%

Jolokia Corporation	California	100%

NexTech AR Solutions Pte. Ltd.	Singapore	100%

(c)	No Other Interests. Other than the Subsidiaries, the Corporation has no other direct or indirect subsidiaries nor any equity or joint venture interest nor any investment or proposed investment in any person which accounted for, or which is expected to account for, more than 5% of the assets or revenues of the Corporation or would otherwise be material to the business or affairs of the Corporation.

(d)	No Proceedings for Dissolution. No steps or proceedings have been taken or instituted or are pending or, to the knowledge of the Corporation, are threatened for the dissolution or liquidation of the Corporation or any of its Subsidiaries.

(e)	Carrying on Business. Each of the Corporation and its Subsidiaries possesses all Authorizations necessary to carry on the business currently carried on by it, and is in compliance in all material respects with the terms and conditions of all such Authorizations. The Corporation and its Subsidiaries have not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any Authorizations, and which individually or in the aggregate could result in a Material Adverse Effect. All such Authorizations are valid, subsisting and in good standing, and the Corporation and its Subsidiaries have not received any notice of, and the Corporation does not otherwise have knowledge of, the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to, any of the foregoing which, individually or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, could result in a Material Adverse Effect.

(f)	Authorized Share Capital. The authorized capital of the Corporation consists of an unlimited number of Common Shares. As at the close of business on February 23, 2021, there were 77,552,309 Common Shares issued and outstanding.

(g)	Convertible Securities. No person has any agreement, option, right or privilege (whether at law, pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for, issue of, or conversion into any of the unissued shares or other securities or convertible obligations of any nature of the Corporation, other than as disclosed in the Disclosure Documents.

(h)	Voting Control. There is no agreement or document, including any Material Agreement, to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries or any of the properties or assets thereof are bound in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Corporation or its Subsidiaries.

(i)	Dividends. The Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing. There is not, in the constating documents of the Corporation or in any Material Agreement, any restriction upon or impediment to the declaration of dividends by the directors of the Corporation or the payment of dividends by the Corporation to its securityholders.

(j)	No Pre-Emptive Rights. The issuance of the Units is not subject to any pre-emptive right, participation right or other contractual right of a third party to purchase securities or to approve the Corporation’s issuance of securities, granted by the Corporation or to which the Corporation is subject.

(k)	Shareholders Rights Plan. There are no other agreements or arrangements relating to shareholders’ rights.

(l)	Common Shares are Listed. The Common Shares are listed and posted for trading on the Exchanges, and the Corporation is in material compliance with the rules and policies of each of the Exchanges.

(m)	Eligible Issuer and Reporting Issuer Status. The Corporation is an Eligible Issuer, and is a “reporting issuer” (as that term is defined under Canadian Securities Laws) or the equivalent in each of the Qualifying Jurisdictions, and upon receiving the Final Receipt and at the Closing Time, will be a reporting issuer or the equivalent in each of the Qualifying Jurisdictions, not in default of any requirement under Canadian Securities Laws, and not on the lists of defaulting reporting issuers maintained by the Securities Commissions.

(n)	No Cease Trade. No Securities Commission or any similar regulatory authority in any jurisdiction has issued any order, ruling or determination which is currently outstanding preventing, ceasing or suspending trading in any securities of the Corporation or prohibiting the issuance or sale of securities by the Corporation, including the Units, and no proceedings for either of such purposes have been instituted or are pending or, to the knowledge of the Corporation, are contemplated or threatened.

(o)	Continuous Disclosure. The Corporation is in compliance in all material respects with its timely and continuous disclosure obligations under Canadian Securities Laws, including insider reporting obligations, and, without limiting the generality of the foregoing, there has been no material fact or material change relating to the Corporation which has not been publicly disclosed and the information and statements in the Disclosure Documents were true and correct as of the respective dates of such information and statements and at the time such documents were filed on SEDAR, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information and statements materially misleading, and the Corporation has not filed any confidential material change reports which remain confidential.

(p)	Forward-Looking Information. With respect to forward-looking information contained in the Prospectus, including for certainty the Documents Incorporated by Reference, the Corporation had a reasonable basis for the forward-looking information at the time the disclosure was made.

(q)	Corporate Actions. All necessary corporate action has been taken or will have been taken prior to the Closing Time by the Corporation so as to: (i) authorize the execution, delivery and performance of the Transaction Documents; (ii) authorize the execution, delivery and filing, as applicable, of the Offering Documents; (iii) validly create and issue the Unit Shares; (iv) validly create and issue the Warrants; (v) validly create and issue the Compensation Options; (vi) grant the Over-Allotment Option; (vii) issue and sell the Over-Allotment Units, Over-Allotment Shares and Over-Allotment Warrants, as applicable, upon exercise of the Over-Allotment Option; (viii) validly reserve for issuance and issue and sell the Warrant Shares; (ix) validly reserve for issuance and issue and sell the Compensation Shares and Compensation Warrants upon exercise of the Compensation Options; and (x) validly reserve for issuance and issue and sell the Compensation Warrant Shares.

(r)	Valid and Binding Agreements. Upon execution and delivery thereof, each of the Transaction Documents will constitute a valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally, except as limited by the application of equitable principles when equitable remedies are sought and except as rights to indemnity, contribution and waiver of contribution may be limited by Applicable Laws.

(s)	No Breach or Violation. The Corporation and each of its Subsidiaries are not currently, and the execution and delivery of the Transaction Documents and the performance of the Corporation’s obligations hereunder and thereunder will not conflict with, result in any breach or violation of any of the provisions of, constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would conflict with, result in any breach or violation of, or constitute a default under (i) the articles or notice of articles or any other constating document of the Corporation or its Subsidiaries, (ii) any resolutions passed by the directors (or any committee thereof) or shareholders of the Corporation or its Subsidiaries, (iii) any Applicable Laws, including applicable Canadian Securities Laws, (iv) any Material Agreement, or (v) any judgment, decree, order, rule, policy or regulation of any court, Governmental Authority, arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or its Subsidiaries or any of the properties or assets thereof, except, in the case of each of clauses (iii), (iv) and (v), where such breach or default would not reasonably be expected to result in a Material Adverse Effect.

(t)	No Consents, Approvals, etc. The execution and delivery of Transaction Documents, the compliance by the Corporation with the provisions hereof and thereof and the consummation of the transactions contemplated herein and therein, including the offering, sale and delivery of the Units, the grant of the Over-Allotment Option and the issuance of the Compensation Options, do not and will not require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any Governmental Authority, stock exchange or other person, except (A) such as have been obtained, or (B) such as may be required under Canadian Securities Laws and will be obtained by the Closing Time on the Closing Date (or such later date as may be permitted under Canadian Securities Laws), including the rules and policies of the Exchanges.

(u)	Unit Shares. The Unit Shares to be issued and sold have been, or prior to the Closing Time will be, duly and validly authorized and created by the Corporation and, upon payment of the issue price therefor, the Unit Shares will be validly issued as fully paid and non-assessable Common Shares.

(v)	Warrants. The Warrants to be issued and sold have been, or prior to the Closing Time will be, duly and validly authorized and created by the Corporation and, upon payment of the issue price therefor, the Warrants will be validly issued.

(w)	Warrant Shares. The Warrant Shares issuable upon exercise of the Warrants have been, or prior to the Closing Time will be, duly and validly authorized and allotted for issuance by the Corporation and, upon exercise of the Warrants in accordance with their terms, the Warrant Shares will be validly issued as fully paid and non-assessable Common Shares.

(x)	Compensation Options. The Compensation Options to be issued have been, or prior to the Closing Time will be, duly and validly authorized for issuance and created by the Corporation and, upon execution and delivery of the Compensation Option Certificate by the Corporation, the Compensation Options will be validly issued.

(y)	Compensation Shares. The Compensation Shares issuable upon exercise of the Compensation Options have been, or prior to the Closing Time will be, duly and validly authorized, created and allotted for issuance, and, upon exercise of the Compensation Options in accordance with their terms, the Compensation Shares will be validly issued as fully paid and non-assessable Common Shares.

(z)	Compensation Warrants. The Compensation Warrants issuable upon exercise of the Compensation Options have been, or prior to the Closing Time will be, duly and validly authorized and created by the Corporation and, upon payment of the issue price therefor, the Warrants will be validly issued.

(aa)	Compensation Warrant Shares. The Compensation Warrant Shares issuable upon exercise of the Compensation Warrants have been, or prior to the Closing Time will be, duly and validly authorized and allotted for issuance by the Corporation and, upon exercise of the Compensation Warrants in accordance with their terms, the Compensation Warrant Shares will be validly issued as fully paid and non-assessable Common Shares.

(bb)	Forms of Certificate. The forms of the certificates representing the Unit Shares, the Warrants and the Compensation Options have been, or prior to the Closing Time will be, duly approved by the Corporation and comply with applicable corporate laws and Canadian Securities Laws, including the rules and policies of the Exchanges.

(cc)	Transfer Agent. The Transfer Agent, at its principal transfer office in the City of Vancouver, has been duly appointed as registrar and transfer agent in respect of the Common Shares.

(dd)	Warrant Agent. The Warrant Agent has been or will be by the Closing Time duly appointed as warrant agent in respect of the Warrants.

(ee)	Minute Books. The minute books of the Corporation and the Subsidiaries made available to counsel for the Underwriter in connection with its due diligence investigation of the Corporation are all of the minute books of the Corporation and the Subsidiaries, are complete and accurate in all material respects, and contain copies of all constating documents and resolutions passed by and any other proceedings of their shareholders, directors and committees of the board of directors since their respective dates of incorporation, all of which constating documents and resolutions have been duly passed. No meeting, resolution or proceeding of any such shareholders, directors or committees of the board of directors of the Corporation or the Subsidiaries has been held or passed that has not been reflected in such minute books.

(ff)	Eligibility for Investment. The statements set forth in the Prospectus under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” are accurate, subject to the limitations and qualifications set out therein.

(gg)	Due Diligence. All written information which has been prepared by the Corporation relating to the Corporation and its Subsidiaries and their business, properties and liabilities and either publicly disclosed or provided or made available to the Underwriter, including all financial, marketing, sales and operational information made available to the Underwriter, is as of the date of such information true and correct in all material respects taken as a whole and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances under which they were made.

(hh)	Industry Information. The statistical, industry-related and market-related data in the Prospectus, the Financial Statements and the Documents Incorporated by Reference are based on or derived from sources which the Corporation reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

(ii)	Financial Statements. The Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with prior periods (except as disclosed in such financial statements), present fairly and correctly the financial position of the Corporation (on a consolidated basis) as at the dates thereof and the results of the operations and cash flows of the Corporation (on a consolidated basis) for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation (on a consolidated basis) and there has been no change in the accounting policies or practices of the Corporation since December 31, 2019, except as required by IFRS and as disclosed in the Financial Statements.

(jj)	Internal Financial Controls. The Corporation maintains a system of control over financial reporting sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of management of the Corporation; (ii) transactions are recorded as necessary to permit the preparation of financial statements for the Corporation (on a consolidated basis) in conformity with IFRS and to maintain asset accountability; (iii) access to assets of the Corporation and its Subsidiaries is permitted only in accordance with the general or a specific authorization of management of the Corporation; and (iv) the recorded accountability for assets of the Corporation and its Subsidiaries is compared with the existing assets of the Corporation and its Subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences therein.

(kk)	No Off-Balance Sheet Arrangements. There are no off-balance sheet transactions, arrangements, obligations or liabilities of the Corporation or its Subsidiaries whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed or reflected and are not disclosed or reflected in the Financial Statements.

(ll)	Independent Auditors. The Corporation’s Auditors are independent chartered professional accountants in accordance with applicable auditors’ rules of professional conduct and are, to the knowledge of the Corporation, a participating audit firm that satisfied the requirements to provide such audit report under Canadian Securities Laws. There has never been a “reportable event” (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations) with the present or former auditors of the Corporation.

(mm)	Audit Committee. Subject to the exemption included in Part 6 of National Instrument 52-110 – Audit Committees (“NI 52-110”), the responsibilities and composition of the Corporation’s audit committee comply with NI 52-110.

(nn)	No Material Changes. Since December 31, 2019, other than as disclosed in the Prospectus, including for certainty the Documents Incorporated by Reference:

(i)	each of the Corporation and its Subsidiaries has carried on its business in the ordinary course and there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, affairs, condition (financial or otherwise), results of operations, prospects, capital or control of the Corporation and its Subsidiaries on a consolidated basis; and

(ii)	neither the Corporation nor any of its Subsidiaries has entered into or has completed any transaction or proposed transaction which, as the case may be, materially affects, is material to or will materially affect the Corporation and its Subsidiaries on a consolidated basis.

(oo)	Purchases and Sales. Neither the Corporation nor any of its Subsidiaries has approved or has entered into any agreement in respect of (i) the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned by the Corporation or its Subsidiaries, whether by asset sale, transfer of shares or otherwise, (ii) any transaction which would result in the change of control (by sale or transfer of the shares or sale of all or substantially all of the property and assets) of the Corporation or any of its Subsidiaries, or (iii) a proposed or planned disposition of Common Shares or common shares of any of the Subsidiaries by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or of the outstanding common shares of any of the Subsidiaries.

(pp)	No Significant Acquisitions. The Corporation has not completed any “significant acquisition” that required, nor is it proposing any “significant acquisitions” that would require, the filing of a business acquisition report under Canadian Securities Laws or the inclusion of any additional financial statements or pro forma financial statements in the Offering Documents pursuant to applicable Canadian Securities Laws.

(qq)	Taxes. The Corporation and its Subsidiaries have filed all federal, provincial, state and local income tax returns, reports, elections and remittances required to be filed under applicable tax laws and has paid all taxes and other payments due thereunder (except as any extension may have been requested or granted and in any case in which the failure to make such filings or pay such taxes would not result in a Material Adverse Effect), and no material tax deficiency has been determined adversely to the Corporation or its Subsidiaries. There are no material actions, suits, proceedings, investigations or claims now pending, instituted or, to the knowledge of the Corporation, threatened, against the Corporation or any of its Subsidiaries which could result in a material liability in respect of taxes, charges, penalties, interest, fines, assessments, re-assessments or levies of any Governmental Authority. Each of the Corporation and its Subsidiaries has withheld (where applicable) from each payment to each of the present and former officers, directors, employees and consultants thereof the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefore, and has paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax laws.

(rr)	Compliance with Laws. There are no Applicable Laws presently in force or proposed to be brought into force (including any threatened or pending change in existing legislation), that the Corporation anticipates it or its Subsidiaries will be unable to comply with, to the extent that compliance is necessary, and which non-compliance could result in a Material Adverse Effect.

(ss)	Anti-Money Laundering Laws. The operations of the Corporation and its Subsidiaries are and have been conducted at all times in compliance with the anti-money laundering and anti-terrorist laws of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court, arbitrator or Governmental Authority involving the Corporation or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending, instituted or, to the knowledge of the Corporation, threatened.

(tt)	Anti-Bribery Laws. None of the Corporation or any of its Subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or any other person acting on behalf of the Corporation or its Subsidiaries has (i) violated or is in violation of any provision of the Corruption of Foreign Public Officials Act (Canada), as amended (the “CFPOA”), or the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”); (ii) taken any unlawful action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “foreign public official” (as such term is defined in the CFPOA) or any “foreign official” (as such term is defined in the FCPA); (iii) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; or (iv) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; and the Corporation and its affiliates have instituted and maintain and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with applicable anti-corruption laws and with the representation and warranty contained herein.

(uu)	Good Standing of Material Agreements. All of the Material Agreements are valid and subsisting agreements, documents or instruments in full force and effect, enforceable against the Corporation and/or a Subsidiary, as applicable, in accordance with terms thereof.

(vv)	No Third-Party Breach or Violation. To the knowledge of the Corporation, no party (other than the Corporation or its Subsidiaries) to any Material Agreement is in breach or violation of any term or provision thereof which would, or would reasonably be expected to result in any Material Adverse Effect.

(ww)	No Actions or Proceedings. There are no material actions, suits, proceedings, inquiries or investigations existing, pending, instituted or, to the knowledge of the Corporation, threatened, against or which affect the Corporation or its Subsidiaries, or their respective directors or officers, or to which any of the properties or assets thereof are subject, at law or equity, or before or by any Governmental Authority which, either separately or in the aggregate, would reasonably be expected to result in a Material Adverse Effect and, to the knowledge of the Corporation, there is no basis therefor.

(xx)	No Bankruptcy or Winding Up. Neither the Corporation nor any of its Subsidiaries has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any Lien or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it and no steps or proceedings with respect to any of the foregoing have been taken, instituted or, to the knowledge of the Corporation, threatened.

(yy)	Environmental Matters.

(i)	The Corporation and its Subsidiaries are in material compliance with all applicable Environmental Laws, and neither the Corporation nor any of its Subsidiaries has used, except in material compliance with all Environmental Laws, any property or facility which it owns or leases, or previously owned or leased, to conduct any Environmental Activity, except where such use would not result in a Material Adverse Effect;

(ii)	neither the Corporation nor any of its Subsidiaries, nor, to the knowledge of the Corporation, any of their predecessor companies, have received any notice of any material claim, judicial or administrative proceeding, order or direction, pending, instituted, threatened, concluded or issued against, the Corporation or its Subsidiaries or any of their properties, assets or operations relating to, or alleging any violation of, any Environmental Laws; the Corporation is not aware of any facts which would reasonably be expected to give rise to any such claim, judicial or administrative proceeding, order or direction and neither the Corporation nor its Subsidiaries, nor any of their properties, assets or operations is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority;

(iii)	to the knowledge of the Corporation, there are no liabilities (whether contingent or otherwise) in connection with any Environmental Activity relating to or affecting the Corporation, its Subsidiaries or their properties, assets or operations, and there are no liabilities (whether contingent or otherwise) relating to the restoration or rehabilitation of land, water or any other part of the environment, in each case which would have a Material Adverse Effect; and

(iv)	there are no environmental audits, evaluations, assessments, studies or tests, relating to the Corporation, its Subsidiaries or their properties, assets or operations, except for ongoing assessments conducted by or on behalf of the Corporation or its Subsidiaries in the ordinary course.

(zz)	Intellectual Property.

(i)	Except where the failure of which would not result in a Material Adverse Effect, the Corporation and/or its Subsidiaries own or possess adequate enforceable rights to use all Intellectual Property, including patents, patent applications, trademarks, trademark applications, trademark registrations, service marks, service mark applications, service mark registrations, trade names, copyrights, industrial designs, concepts, know how, inventions and trade secrets, used or proposed to be used in the conduct of the business thereof, free and clear of any Liens of any kind or nature. The Corporation and its Subsidiaries are not infringing upon the rights of any other person with respect to any such Intellectual Property, and to the knowledge of the Corporation, there are no claims by any other person challenging such rights of the Corporation and its Subsidiaries to such Intellectual Property or as to such infringement by the Corporation or its Subsidiaries, and no other person has infringed any such Intellectual Property;

(ii)	to the extent any Intellectual Property owned by the Corporation or its Subsidiaries has been created in whole or in part by current or past employees, consultants or independent contractors, any rights therein of such persons have been irrevocably assigned in writing to the Corporation or its Subsidiaries, and no such person has any claim or asserted any claim in respect of any moral rights in such person’s contribution to such Intellectual Property or component thereof; and

(iii)	the Corporation and its Subsidiaries have implemented and maintained commercially reasonable measures to protect and maintain the confidentiality of all trade secrets and other confidential proprietary information forming part of the Intellectual Property rights owned or possessed by the Corporation and its Subsidiaries

(aaa)	Premises. With respect to each premises of the Corporation and its Subsidiaries which is material to the Corporation (on a consolidated basis) and which the Corporation and/or its Subsidiaries occupy as tenant (the “Premises”), the Corporation and/or its Subsidiaries occupy the Premises and have the exclusive right to occupy and use the Premises and each of the leases pursuant to which the Corporation and/or its Subsidiaries occupy the Premises is in good standing and in full force and effect.

(bbb)	Employment Matters. The Corporation and its Subsidiaries are in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity, hours, wages, workers’ compensation and occupational health and safety except where such non-compliance would not result in a Material Adverse Effect. The Corporation and its Subsidiaries have not and are not engaged in any unfair labour practice and there is no labour strike, dispute, slowdown, stoppage, complaint or grievance pending, instituted or, to the knowledge of the Corporation, threatened, against the Corporation or its Subsidiaries, other than as disclosed in writing to legal counsel for the Underwriter on the date hereof. There is no collective bargaining agreement currently in place or being negotiated by the Corporation or its Subsidiaries, the Corporation and its Subsidiaries have not received any notice of, nor have any knowledge of, any occurrence which would reasonably be expected to lead to a dispute, complaint, grievance or any other unresolved matter. There are no outstanding orders under any employment or human rights legislation in any jurisdiction in which the Corporation or its Subsidiaries carry on business or have employees.

(ccc)	Employee Plans. Each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or its Subsidiaries for the benefit of any current or former officer, director, employee or consultant of the Corporation or any of its Subsidiaries has been maintained and funded in material compliance with the terms thereof and with the requirements prescribed by Applicable Laws and has been publicly disclosed (including any accrued or contingent liability in respect thereof) to the extent required by applicable Canadian Securities Laws. All accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any current or former officer, director, employee or consultant of the Corporation or its Subsidiaries have been accurately reflected in the books and records of the Corporation and its Subsidiaries.

(ddd)	No Loans. Neither the Corporation nor any of its Subsidiaries has made any material loans to or guaranteed the material obligations of any other person.

(eee)	Indebtedness. Neither the Corporation nor any of its Subsidiaries has any present material loans or other outstanding indebtedness except as disclosed in the Disclosure Documents.

(fff)	Non-Arm’s Length Transactions. The Corporation and its Subsidiaries do not owe any amount to, have not borrowed any amount from and are not otherwise indebted to, and the Corporation and its Subsidiaries do not have any present loans or other indebtedness made to, any officer, director, employee or security holder of the Corporation or any of its Subsidiaries, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with any of them, except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Corporation and its Subsidiaries. The Corporation and its Subsidiaries are not a party to any material contract or agreement or understanding with any officer, director, employee or security holder of the Corporation or any of its Subsidiaries or any other person not dealing at arm’s length with the Corporation or any of its Subsidiaries other than as disclosed in the Offering Documents and Disclosure Documents and as disclosed in writing to legal counsel for the Underwriter on the date hereof.

(ggg)	Related Parties. Except as described or disclosed in the Offering Documents and Disclosure Documents, none of the directors, officers or employees of the Corporation or its Subsidiaries, any known holder of more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Corporation and its Subsidiaries, on a consolidated basis.

(hhh)	Insurance. The assets of the Corporation and its Subsidiaries and their businesses and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Corporation and its Subsidiaries have not failed to promptly give any notice or present any material claim thereunder.

(iii)	Fees, Commissions and Proceeds. Other than as otherwise provided by this Agreement, no brokerage, agency or other fiscal advisory or similar fee is payable by the Corporation in connection with the transactions contemplated herein, and other than the Corporation, there is no person that is or will be entitled to demand any of the net proceeds of the Offering.

(jjj)	COVID-19. Except as mandated by an applicable regulatory or Governmental Authority, which mandates have not materially affected the Corporation, as at the date hereof, and except as disclosed in the Prospectus, there has been no material effect on the operations of the Corporation or the Subsidiaries as a result of the novel coronavirus disease (COVID-19) outbreak (the “COVID-19 Outbreak”). The Corporation has been monitoring the COVID-19 Outbreak and the potential impact at all of its operations and the operations of the Subsidiaries, and management believes it has implemented appropriate measures to support the wellness of its employees while continuing to operate where the Corporation and the Subsidiaries operate.

(kkk)	True and Full Disclosure. The Corporation has not withheld, and will not withhold from the Underwriter prior to the Closing Time, any material facts relating to the Corporation, the Subsidiaries or the Offering, including any Material Agreements.

Section 8 Covenants of the Corporation

The Corporation covenants and agrees with the Underwriter, and acknowledges that the Underwriter is relying on such covenants in connection with the purchase of the Units, that:

(a)	Notification of Filings. The Corporation will promptly provide to the Underwriter, during the period commencing on the date hereof and until completion of the distribution of the Units, copies of any filings made by the Corporation or the Subsidiaries of information relating to the Offering with any securities exchange or any regulatory body in Canada or any other jurisdiction.

(b)	Review of Filings. The Corporation will promptly provide to the Underwriter and its counsel, during the period commencing on the date hereof and until completion of the distribution of the Units, drafts of any press releases and other public documents of the Corporation relating to the Corporation, the Subsidiaries or the Offering for review by the Underwriter and its counsel prior to issuance, and give the Underwriter and its counsel a reasonable opportunity to provide comments on any such press release or other public document, subject to the Corporation’s timely disclosure obligations under applicable Canadian Securities Laws.

(c)	Notification of Material Change. The Corporation will promptly inform the Underwriter in writing during the period prior to the completion of the distribution of the Units of the full particulars of:

(i)	any material change (whether actual, anticipated, contemplated or proposed by, or threatened), financial or otherwise, in the assets, liabilities (contingent or otherwise), business, affairs, prospects, operations, Intellectual Property, cash flow or capital of the Corporation and its subsidiaries, taken as a whole;

(ii)	any material fact which has arisen or has been discovered which would have been required to have been stated in the Offering Documents had that fact arisen or been discovered on, or prior to, the date of any of the Offering Documents, as the case may be; or

(iii)	any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact or any new material fact) contained in any of the Offering Documents or whether any event or state of facts has occurred after the date of this Agreement, which, in any case, is of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents including as a result of any of the Offering Documents containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not false or misleading in the light of the circumstances in which it was made, which would result in any Offering Document not complying with applicable Canadian Securities Laws, as the case may be, or which would reasonably be expected to have an effect on the market price or value of the Common Shares.

(d)	Notification of Adverse Matters. The Corporation will advise the Underwriter, promptly after receiving notice or obtaining knowledge thereof, during the period prior to the completion of the distribution of the Units, of: (i) the issuance by any Securities Commission, the SEC or similar regulatory authority of any order suspending or preventing the use of any Offering Document; (ii) the suspension of the qualification of the Units in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; (iv) any requests made by any Securities Commission, the SEC or similar regulatory authority for amending or supplementing any of the Offering Documents or for additional information; or (v) the receipt by the Corporation of any material communication, whether written or oral, from any Securities Commission, the SEC or similar regulatory authority or any stock exchange, relating to the distribution of the Units, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible.

(e)	Supplementary Material. The Corporation will comply with Section 6.5 and 6.6 of NI 41-101 and with the comparable provisions of the other relevant Canadian Securities Laws. The Corporation will promptly prepare and file with the Securities Commissions in the Qualifying Jurisdictions any Supplementary Material which in the opinion of the Underwriter and the Corporation, each acting reasonably, may be necessary or advisable, and will otherwise comply with all legal requirements necessary to continue to qualify the Units for distribution. If the Corporation and the Underwriter in good faith disagree as to whether a change, fact or event requires the filing of any Supplementary Material in compliance with Section 6.5 or Section 6.6 of NI 41-101, the Corporation will prepare and file promptly at the request of the Underwriter any Supplementary Material which, in the opinion of the Underwriter, acting reasonably, may be necessary or advisable. Upon receipt of any Supplementary Material the Underwriter shall, as soon as possible, send such Supplementary Material to purchasers of the Units.

(f)	Delivery of Prospectus. The Corporation will deliver to the Underwriter prior to the filing of the Preliminary Prospectus and Prospectus, a copy thereof signed and certified as required by the applicable Canadian Securities Laws.

(g)	Notice of Receipts. The Corporation will advise the Underwriter, promptly after receiving notice thereof, of the time when the Preliminary Prospectus, the Prospectus, any Marketing Materials and any Supplementary Material has been filed and receipts therefor (if any) have been obtained pursuant to the Canadian Securities Laws and will provide evidence reasonably satisfactory to the Underwriter of each such filing and copies of such receipts.

(h)	Delivery of Commercial Copies. The Corporation will deliver without charge to the Underwriter, as soon as practicable, and in any event no later than noon (PST) on the Business Day immediately following the date of issuance of the receipt in the case of the Prospectus, and thereafter from time to time during the distribution of the Units, in such cities as the Underwriter shall notify the Corporation twenty-four hours before the delivery date, as many commercial copies of the Preliminary Prospectus, the Prospectus or any Supplementary Material as the Underwriter may reasonably request for the purposes contemplated by Canadian Securities Laws. Each delivery of the Preliminary Prospectus, the Prospectus or any Supplementary Material shall constitute consent by the Corporation to the use by the Underwriter and other investment dealers and brokers of such documents in connection with the distribution of the Units contemplated hereunder, subject to the provisions of applicable Law and the provisions of this Agreement.

(i)	Use of Proceeds. The Corporation will use the net proceeds of the Offering in the manner specified (and subject to the qualifications) in the Prospectus under the heading “Use of Proceeds”.

(j)	Consents and Approvals. The Corporation will make or obtain, as applicable, at or prior to the Closing Time, all consents, approvals, permits, authorizations and filings as may be required by the Corporation for the consummation of the transactions contemplated herein (i) under Canadian Securities Laws, other than customary post-closing filings required to be submitted within the applicable time frame pursuant to Canadian Securities Laws, including the rules and policies of the Exchanges; or (ii) as may be otherwise required by the Corporation, including under any Material Agreement.

(k)	Listing of Common Shares. The Corporation will file or cause to be filed with the NEO all necessary documents and shall take or cause to be taken all necessary steps to ensure that the Corporation has obtained all necessary approvals for the Common Shares (including, for greater certainty, the Warrant Shares) to be listed on the NEO.

(l)	Settlement. The Corporation will, prior to the Closing Date, make all necessary arrangements that are within the control of the Corporation for the electronic deposit of the Common Shares and Warrants comprising the Units pursuant to the non-certificated issue system of CDS on the Closing Date. All fees and expenses payable to CDS and/or the Transfer Agent in connection with the electronic deposit and the fees and expenses payable to CDS and/or the Transfer Agent in connection with the initial or additional transfers as may be required in the course of the distribution of the Units shall be borne by the Corporation.

(m)	Maintain Good Standing. The Corporation will, until the expiry date of the Warrants, use its commercially reasonable efforts to remain (i) a corporation validly subsisting under the laws of British Columbia, provided that the Corporation shall not be required to comply with the terms of this Section 8(m) following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Corporation ceases to be a “distributing corporation” (within the meaning of the Business Corporations Act (British Columbia)); (ii) licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary; and shall carry on its business in the ordinary course and in compliance in all material respects with all applicable Laws of each such jurisdiction;

(n)	Maintain Reporting Issuer Status. The Corporation will, until the expiry date of the Warrants, use commercially reasonable efforts to maintain its status as a “reporting issuer” under Canadian Securities Laws of a jurisdiction of Canada, not in default of any requirement of such Canadian Securities Laws, other than in the event of an acquisition of all of the issued and outstanding Common Shares by way of take-over bid merger, amalgamation, plan of arrangement or similar transaction;

(o)	Maintain Stock Exchange Listing. The Corporation will maintain the listing of the Common Shares (including those issuable pursuant to the Offering) on the NEO for a period of at least 24 months following the Closing Date, provided the foregoing requirement shall not prevent the Corporation from additionally listing the Common Shares on NASDAQ or completing any transaction which would result in the Corporation ceasing to be so listed so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or the United States (provided that such securities are not subject to any restriction on resale) or cash, or the holders of Common Shares have approved the transaction in accordance with the requirements of applicable corporate law and Canadian Securities Laws and the rules and policies of the NEO and is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation.

(p)	Transaction Documents. The Corporation will duly execute and deliver the Transaction Documents at the Closing Time, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Corporation.

(q)	Conditions to Closing. The Corporation will use its commercially reasonable efforts to fulfil or cause to be fulfilled, at or prior to the Closing Time, each of the conditions required to be fulfilled by it set out in Section 5 hereof.

(r)	Warrants. The Corporation will ensure that at the Closing Time the Warrants are duly and validly created, authorized and issued and shall have attributes corresponding in all material respects to the description set forth in the Warrant Indenture.

(s)	Warrant Shares. The Corporation will ensure that: (i) at all times prior to the expiry date of the Warrants, a sufficient number of Warrant Shares are allotted and reserved for issuance upon the exercise of the Warrants; and (ii) that the Warrant Shares issuable upon the exercise of the Warrants shall, upon issuance in accordance with terms thereof, be duly issued as fully paid and non-assessable Common Shares.

(t)	Compensation Options. The Corporation will ensure that: (i) at the Closing Time the Compensation Options are duly and validly created, authorized and issued and shall have attributes corresponding in all material respects to the description set forth in the Compensation Option Certificates; (ii) the Compensation Shares issuable upon the exercise of the Compensation Options shall, upon issuance in accordance with the terms thereof, be duly issued as fully paid and non-assessable Common Shares; (iii) the Compensation Warrants issuable upon exercise of the Compensation Options are duly and validly created, authorized and issued and shall have attributes corresponding in all material respects to the description set forth in the Warrant Indenture; and (iv) a sufficient number of Compensation Warrant Shares are allotted and reserved for issuance upon the exercise of the Compensation Warrants and that the Compensation Warrant Shares issuable upon the exercise of the Compensation Warrants shall, upon issuance in accordance with terms thereof, be duly issued as fully paid and non-assessable Common Shares.

(u)	Stand Still. The Corporation will not, for a period of 90 days after the Closing Date without the prior written consent of the Underwriter, such consent not to be unreasonably withheld or delayed, offer, announce the offering of, or make any agreement to issue any equity or debt securities or securities convertible or exercisable into equity or debt securities of the Corporation, except in conjunction with (i) the grant or exercise of share purchase options and other similar issuances pursuant to the Corporation’s share compensation arrangements; (ii) acquisitions; (iii) the exercise of any outstanding warrants, options, rights or other convertible securities; (iv) to satisfy existing contractual obligations (including under the Corporation’s shareholder rights plan); and (v) for the purposes of a NASDAQ offering on such terms that is no less than the price and terms of the Offering or on such price and terms in favour of the Underwriter and purchasers of the Offering (the “NASDAQ Offering”).

(v)	Lock-Up. The Corporation shall use its best efforts to cause each of its senior officers, directors, insiders and shareholders holding greater than 5% of the issued and outstanding Common Shares, on a pro forma basis, to deliver to the Underwriter the Lock-Up Agreement.

(w)	Further Acts. The Corporation will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, such further acts, documents and things for the purpose of giving effect to this Agreement and the transactions contemplated herein.

Section 9 Additional Documents upon Filing of the Prospectus

The Underwriter’s obligations under this Agreement to purchase the Units are conditional upon, in addition to the conditions referred to elsewhere in this Agreement, the receipt by the Underwriter concurrently with the filing of the Prospectus, and any amendment thereto:

(a)	the Underwriter receiving, concurrently with the filing of the Prospectus, and any amendment thereto, a comfort letter dated the date of the Prospectus or any amendment thereto, as applicable, from the Corporation’s Auditors, addressed to the Underwriter and to the board of directors of the Corporation in form and substance satisfactory to the Underwriter, acting reasonably, relating to the verification of the financial information and accounting data and other numerical data of a financial nature contained in the Prospectus or the amendment, as applicable, and matters involving changes or developments since the respective dates as of which specified financial information is given in the Prospectus to a date not more than two Business Days prior to the date of such letter;

(b)	similar comfort letters and opinions shall be delivered to the Underwriter with respect to any Supplementary Material concurrently with the execution of such Supplementary Material; and

(c)	prior to the filing of the Prospectus, copies of correspondence indicating that the application for the listing and posting for trading on the NEO of the Common Shares issuable pursuant to the Offering (including, for greater certainty, any Warrant Shares) has been conditionally approved, subject to the Corporation fulfilling all of the requirements of the NEO, including those set out in the NEO letter.

Section 10 Closing

The purchase and sale of the Units shall be completed at the Closing Time at the offices of Morton Law LLP in Vancouver, British Columbia or at such other place as the Underwriter and the Corporation may agree in writing. At the Closing Time, the Corporation shall cause the Transfer Agent to electronically deposit the Common Shares and Warrants comprising the Units to CDS or its nominee on behalf of the Underwriter registered in the name of “CDS & Co.” or in such other name or names as the Underwriter may notify the Corporation in writing not less than 24 hours prior to the Closing Time to be held by CDS as a non-certificated inventory in accordance with the rules and procedures of CDS, against payment by the Underwriter to the Corporation, at the direction of the Corporation, as applicable, of the aggregate purchase price for the Units less an amount equal to the Underwriting Fee and a reasonable estimate of the out-of-pocket fees and expenses of the Underwriter and its counsel payable pursuant to Section 16, by wire transfer, or if permitted by applicable Law, certified cheque or bank draft, in Canadian currency payable at par in Vancouver, British Columbia, together with a receipt signed by the Underwriter for such electronic deposit and for receipt of the Underwriting Fee and such estimated expenses.

Section 11 Closing of the Over-Allotment Option

(a)	The purchase and sale of the Over-Allotment Units, if required, shall be completed at such time and place as the Underwriter and the Corporation may agree, but in no event shall such closing occur later than five Business Days after written notice to purchase Over-Allotment Units under the Over-Allotment Option is given in the manner contemplated herein.

(b)	At the closing of the Over-Allotment Option, subject to the terms and conditions contained in this Agreement: (i) the Corporation will deposit, for the account of the Underwriter, the Common Shares and Warrants comprising the Over-Allotment Units electronically with CDS through its non-certificated inventory system, against payment by the Underwriter to the Corporation, at the direction of the Corporation, of the aggregate purchase price for the Over-allotment Units less an amount equal to the Underwriting Fee and a reasonable estimate of the out-of-pocket fees and expenses of the Underwriter payable pursuant to Section 16, by wire transfer, or if permitted by applicable Law, certified cheque or bank draft, in Canadian currency payable at par in Vancouver, British Columbia, together with a receipt signed by the Underwriter for such electronic deposit and for receipt of the Underwriting Fee and such estimated expenses.

(c)	The applicable terms, conditions and provisions of this Agreement (including the provisions of Section 5 relating to closing deliveries) shall apply mutatis mutandis to the Closing of the issuance of any Common Shares and/or Warrants pursuant to any exercise of the Over-Allotment Option.

(d)	In the event that the Corporation shall subdivide, consolidate, reclassify or otherwise change its Common Shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the Offering Price and to the number of Common Shares and Warrants issuable on exercise thereof such that the Underwriter is entitled to arrange for the sale of the same number and type of securities that the Underwriter would have otherwise arranged for had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or change.

Section 12 Compensation Options

As additional consideration for the Underwriter’s services in assisting in the preparation and completion of the Offering contemplated by this Agreement and all other matters in connection with the issue and sale of the Units, the Corporation hereby agrees to issue to the Underwriter that number of compensation options (the “Compensation Options”) as is equal to 7.0% of the aggregate number of Units sold pursuant to the Offering, including any Units sold pursuant to the exercise of the Over-Allotment Option. Each Compensation Option shall be exercisable, for a period of 24 months following the Closing Date, to acquire one Unit (each, a “Compensation Unit”) at an exercise price of $5.00 per Compensation Unit, subject to adjustment in certain events. The Common Shares and Warrants issuable on exercise of the Compensation Options are referred to herein as “Compensation Shares” and “Compensation Warrants”, respectively, and the Common Shares issuable on exercise of the Compensation Warrants are referred to herein as “Compensation Warrant Shares”. For greater certainty, the Compensation Warrants will be subject to the same acceleration provisions as the Warrants as set out above. The description of the Compensation Options herein is a summary only and is subject to the specific attributes and detailed provisions of the Compensation Options to be set forth in the Compensation Option Certificates. In case of any inconsistency between the description of the Compensation Options in this Agreement and the terms of the Compensation Options as set forth in the Compensation Option Certificates, the provisions of the Compensation Option Certificates shall govern.

Section 13 Termination Rights

(a)	All terms and conditions set out herein shall be construed as conditions and any breach or failure by the Corporation to comply with any such conditions in favour of the Underwriter in any material respect shall entitle the Underwriter to terminate its obligations under this Agreement by written notice to that effect given to the Corporation prior to the Closing Time.

(b)	The Corporation shall use its commercially reasonable efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Underwriter may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on an Underwriter, any such waiver or extension must be in writing and signed by such Underwriter.

(c)	In addition to any other remedies which may be available to the Underwriter in respect of any default, act or failure to act or non-compliance with the terms of this Agreement, the Underwriter shall also be entitled to terminate its obligation to purchase the Offered Units by written notice to that effect given to the Corporation at or prior to the Closing Time if, after the execution and delivery of this Agreement:

(i)	any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the Common Shares or any other securities of the Corporation is made or threatened by a Securities Commission or other securities regulatory authority;

(ii)	there is a material change or a change in a material fact or new material fact shall arise, in each case, that has or would be expected to have, in the opinion of the Underwriter, a material adverse effect on the business, affairs or financial condition of the Corporation or its Subsidiaries, taken as a whole, or on the market price or the value of the Common Shares or other securities of the Corporation;

(iii)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal), including matters of regulatory transgression or unlawful conduct, is commenced, announced or threatened or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the Exchanges or any other recognized securities exchange or any securities regulatory authority or any law or regulation is enacted or changed which in the opinion of the Underwriter, acting reasonably, operates to prevent or materially restrict the trading of the Common Shares or any other securities of the Corporation or materially and adversely affects or will materially and adversely affect the market price or value of the Units, the Unit Shares, the Warrants, the Warrant Shares, the Compensation Options, the Compensation Warrants, the Compensation Shares, the Compensation Warrant Shares, the Common Shares or other security of the Corporation;

(iv)	there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including any natural catastrophe) or any outbreak or escalation of national or international hostilities or any crisis or calamity or act of terrorism or similar event or any governmental action, change of Applicable Law (or the interpretation or administration thereof), inquiry or other occurrence of any nature whatsoever, including by a result of the COVID-19 Outbreak only to the extent that there are material adverse impacts related thereto after February 18, 2021, which, in each case, in the opinion of the Underwriter, seriously adversely affects, or involves, or might reasonably be expected to imminently seriously adversely affect, or involve, the financial markets in Canada or the United States or the business, operations or affairs of the Corporation and its Subsidiaries (taken as a whole); or

(v)	the Corporation is in breach of any material term, condition or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement is or becomes false in any material respect and cannot be cured.

(d)	The rights of termination contained in this Section 13 as may be exercised by the Underwriter are in addition to any other rights or remedies the Underwriter may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement. Notwithstanding the foregoing sentence, in the event of any such termination, there shall be no further liability on the part of the Underwriter to the Corporation or on the part of the Corporation to the Underwriter except in respect of any liability which may have arisen prior to or which may arise after such termination under Sections 14, 15 and 16.

Section 14 Indemnification

(a)	Subject to Section 14(f), the Corporation agrees to indemnify and hold harmless the Underwriter and its affiliates and subsidiaries and the directors, officers, partners, agents, employees and each other person, if any, controlling the Underwriter or its subsidiaries or affiliates and each of the shareholders of the Underwriter (each an “Indemnified Party” and collectively, the “Indemnified Parties”) from and against any and all losses (other than losses of profits), expenses, claims (including shareholder actions, derivative or otherwise), actions, damages, not including indirect, special and consequential damages, and liabilities, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”) to which any Indemnified Party may become subject or otherwise involved in any capacity, insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, from or in consequence of the performance of professional services rendered to the Corporation by the Indemnified Parties hereunder or otherwise in connection with the matters referred to in this Agreement, including, without limitation:

(i)	any breach of or default under any representation, warranty, covenant or agreement of the Corporation in this Agreement or the failure of the Corporation to comply with any of its obligations hereunder;

(ii)	any information or statement (except any information or statement relating solely to an Indemnified Party and provided in writing by the Indemnified Party for inclusion in such document) contained in any of the Offering Documents or any other document or material filed or delivered by or on behalf of the Corporation pursuant to this Agreement being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state in those documents any material fact required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(iii)	any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to an Indemnified Party provided in writing by the Indemnified Party) contained in any of the Offering Documents or any other document or material filed or delivered by or on behalf of the Corporation pursuant to this Agreement, preventing or restricting the trading in or the sale or distribution of the Common Shares;

(iv)	the Corporation not complying with any requirement of the Canadian Securities Laws, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(v)	any failure or alleged failure to make timely disclosure of a material change by the Corporation, where such failure or alleged failure occurs during the Offering or during the period of distribution or where such failure relates to the Offering or the Units and may give or gives rise to any liability under any Law in any jurisdiction which is in force on the date of this Agreement.

(b)	The Corporation agrees to waive any right they may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Corporation also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting Claims on behalf of or in right of the Corporation for or in connection with the Offering except to the extent any Losses suffered by the Corporation are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from the negligence or wilful misconduct of such Indemnified Party.

(c)	The Corporation will not, without the Indemnified Party’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless the Corporation has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

(d)	Promptly after receiving notice of a Claim against an Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, the Indemnified Party will notify the Corporation in writing of the particulars thereof, provided that the omission so to notify the Corporation shall not relieve the Corporation of any liability which the Corporation may have to the Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required prejudices the defense of such Claim or results in any material increase in the liability which the Corporation has under this indemnity. The Corporation shall have 14 days after receipt of the notice to undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense of the Claim. If the Corporation undertakes, conducts and controls the settlement or defense of the Claim, the relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim, at the expense of the relevant Indemnified Party to the extent additional counsel or other external advisors are retained by such Indemnified Party.

(e)	In any such Claim, such Indemnified Party shall have the right to retain separate legal counsel to act on such Indemnified Party’s behalf, which counsel shall be at the expense of the Corporation if: (i) the Corporation does not promptly assume the defence of the Claim; (ii) the Corporation agrees to separate representation for the Indemnified Party, or (iii) the Indemnified Party is advised by counsel in writing that there is an actual or potential conflict in the Corporation’s and the Indemnified Party’s respective interests or additional defences are available to the Indemnified Party, which makes representation by the same counsel inappropriate; provided that in any event the Corporation will not be responsible for the costs of more than one counsel for all of the Indemnified Parties.

(f)	Notwithstanding anything to the contrary contained herein, the foregoing indemnity shall cease to apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such Losses to which the Indemnified Party may be subject were caused by the negligence, dishonesty, fraud or wilful misconduct of the Indemnified Party. For greater certainty, the Corporation and the Underwriter agree that they do not intend that any failure by the Underwriter to conduct such reasonable investigation as necessary to provide the Underwriter with reasonable grounds for believing the Offering Documents contained no misrepresentation shall constitute “negligence”, “dishonesty”, “fraud” or “willful misconduct” for the purposes of this Section 14 or otherwise disentitle the Underwriter from indemnification hereunder.

(g)	The Corporation agrees that in case any legal proceeding shall be brought against the Corporation and/or the Underwriter by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Corporation and/or the Indemnified Parties shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Corporation by the Underwriter, the Indemnified Parties shall have the right to employ their own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriter for time spent by the Indemnified Parties in connection therewith) and out-of-pocket expenses incurred by Indemnified Parties in connection therewith shall be paid by the Corporation as they occur.

(h)	To the extent that any Indemnified Party is not a party to this Agreement, the Underwriter shall obtain and hold the right and benefit of the above-noted indemnity in trust for and on behalf of such Indemnified Party.

(i)	The Corporation agrees to reimburse the Underwriter for the time spent by its personnel in connection with any Claim at their normal per diem rates.

(j)	The indemnity and the contribution obligations of the Corporation pursuant to Section 15 shall be in addition to any liability which the Corporation may otherwise have, shall extend upon the same terms and conditions to the personnel of the Underwriter and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Corporation and any of the Indemnified Parties. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of the authorization given by this Agreement.

Section 15 Contribution

(a)	In the event that the indemnity of the Corporation provided for in Section 14 hereof is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or is unavailable for any other reason, the Underwriter and the Corporation shall severally, and not jointly, contribute to the aggregate of all Claims and all Losses of the nature contemplated in Section 14 hereof and suffered or incurred by the Indemnified Parties in proportions as is appropriate to reflect: (i) the relative benefits received by the Underwriter, on the one hand (being the Underwriting Fee), and the relative benefits received by the Corporation, as applicable, on the other hand (being the gross proceeds derived from the sale of the Units less the Underwriting Fee), (ii) the relative fault of the Corporation, on the one hand and the Underwriter on the other hand, and (iii) relevant equitable consideration; provided that the Corporation shall in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any excess of such amount over the amount paid or payable to the Underwriter or any other Indemnified Party under this Agreement. For greater certainty and notwithstanding anything to the contrary contained herein, the Underwriter shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received. However, no party who has been determined by a court of competent jurisdiction in a final judgement to have engaged in any fraud, dishonesty, wilful misconduct or negligence shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, dishonesty, wilful misconduct or negligence.

(b)	Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this section, notify such party or parties from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this section, except to the extent that the party from whom contribution may be sought is materially prejudiced by such omission. The right to contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Underwriter may have by statute or otherwise by law.

Section 16 Expenses

The Corporation will be responsible for all expenses related to the Offering, whether or not the Offering is completed, including, but not limited to, the fees and disbursements of the Corporation’s legal counsel, the fees and disbursements of the Underwriter’s legal counsel (up to an aggregate maximum of $100,000, exclusive of applicable taxes and disbursements, for legal fees for Canadian legal counsel to the Underwriter), the fees and disbursements of accountants and auditors, the fees and disbursements of translators, the fees and disbursements of other applicable experts, the expenses related to road-shows and marketing activities, printing costs, filing fees, stock exchange fees, the reasonable out-of-pocket expenses of the Underwriter and taxes on all of the foregoing.

Section 17 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. In the event of any dispute regarding the Agreement, the parties hereto submit to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 18 Survival of Warranties, Representations, Covenants and Agreements

Except as expressly set out herein, all warranties, representations, covenants and agreements of the Corporation and the Underwriter herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the purchase by the Underwriter and shall continue in full force and effect for the benefit of the Underwriter or the Corporation, as the case may be, regardless of the Closing of the sale of the Units, any subsequent disposition of the Units by the Underwriter or the termination of the Underwriter’s obligations under this Agreement for a period ending on the date that is two years following the Closing Date and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriter in accordance with the preparation of the Offering Documents or the distribution of the Units or otherwise, and the Corporation agrees that the Underwriter shall not be presumed to know of the existence of a claim against the Corporation under this Agreement or any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Units as a result of any investigation made by or on behalf of the Underwriter in accordance with the preparation of the Offering Documents or the distribution of the Units or otherwise. Notwithstanding the foregoing, the provisions contained in this Agreement in any way related to indemnification or contribution obligations shall survive and continue in full force and effect, indefinitely.

Section 19 Notices

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by electronic delivery to such other party as follows:

if to the Corporation, to:

NexTech AR Solutions Corp.

34 Carlaw Avenue, Suite 304

Toronto, ON M4M 2T1

Attention: Evan Gappelberg

[REDACTED]

with a copy (which shall not constitute notice) to:

Morton Law LLP

750 West Pender Street, Suite 1200

Vancouver, British Columbia

V6C 2T8

Attention: Ryan Gill

[REDACTED]

if to the Underwriter:

Mackie Research Capital Corporation

199 Bay Street, Suite 4500

Toronto, Ontario

M5L 1G2

Attention: Howard Katz

[REDACTED]

with a copy (which shall not constitute notice) to:

DLA Piper (Canada) LLP

100 King St. W., Suite 6000

Toronto, Ontario

M5X 1E2

Attention: Russel Drew

[REDACTED]

The Corporation and the Underwriter may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by email and shall be deemed to have been given when: (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by e-mail on the first Business Day following the day on which it is sent

Section 20 Counterpart Signature

This Agreement may be executed in one or more counterparts (including counterparts by email or by other means of electronic transmission) which, together, shall constitute an original copy hereof as of the date first noted above.

Section 21 Enforceability

To the extent permitted by applicable law, the invalidity or unenforceability of any particular provision of this Agreement will not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

Section 22 Successors and Assigns

The terms and provisions of this Agreement will be binding upon and enure to the benefit of the Corporation and the Underwriter and their respective successors and assigns; provided that, except as otherwise provided in this Agreement, this Agreement will not be assignable by any party without the written consent of the others and any purported assignment without that consent will be invalid and of no force and effect.

Section 23 Entire Agreement; Time of the Essence

This Agreement constitutes the entire agreement between the Underwriter and the Corporation relating to the subject matter hereof and supersedes all prior agreements between the Underwriter and the Corporation (including, for greater certainty, the Engagement Letter) and time shall be of the essence hereof.

Section 24 Market Stabilization

In connection with the distribution of the Units, the Underwriter may affect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by applicable Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriter at any time.

Section 25 Advertisements

At any time following the Closing, the Underwriter shall have the right to place advertisements in financial and other newspapers and journals at the Underwriter’s own expense describing its services to the Corporation pursuant to the Offering. The Underwriter shall provide the Corporation with a copy of any such advertisements prior to their publication.

Section 26 Further Assurances

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

Section 27 No Fiduciary Duty

The Corporation hereby acknowledges that (a) the purchase and sale of the Units pursuant to this Agreement is an arm’s-length commercial transaction between the Corporation, on the one hand, and the Underwriter and any affiliate through which they may be acting, on the other, (b) the Underwriter is acting as principal and not as an agent or fiduciary of the Corporation, and (c) the engagement of the Underwriter by the Corporation in connection with the Offering and the process leading up to the Offering is as independent contractor and not in any other capacity. Furthermore, the Corporation agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether the Underwriter has advised or is currently advising the Corporation on related or other matters). The Corporation agrees that it will not claim that the Underwriter owes an agency, fiduciary or similar duty to the Corporation in connection with such transaction or the process leading thereto.

[Balance of Page Intentionally Left Blank]

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriter.

Yours very truly,

MACKIE RESEARCH CAPITAL CORPORATION

Per:	“Howard Katz”
Name:	Howard Katz
Title:	Managing Director

The foregoing is hereby accepted and agreed to by the undersigned as of the date first written above.

NEXTECH AR SOLUTIONS CORP.

Per:	“Evan Gappelberg”
Name:	Evan Gappelberg
Title:	Chief Executive Officer